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Exhibit 12.1

STATEMENT OF COMPUTATION ON RATIOS

        The following table sets forth our ratio of earning to fixed chares and to combined fixed charges and preferred stock dividends for the years ended December 31, 2006, 2007, 2008, 2009, 2010 and six months ended June 30, 2011:

Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2011
Earnings
Net loss	$(11,901,895)	$(46,139,177)	$(35,584,596)	$(42,092,557)	$(47,339,742)	$(5,532,647)
Add: Fixed charges	418,645	410,266	419,569	607,795	610,964	662,527

Earnings, as defined	$(11,483,250)	$(45,728,911)	$(35,165,027)	$(41,484,762)	$(46,728,778)	$(5,070,120)

Fixed Charges:
Interest expensed	$—	$—	$—	$—	$—	$—
Amortization of debt discount	—	—	—	—	—	—
Estimated interest component of rent	418,645	410,266	419,569	607,795	610,964	662,527

Total fixed charges	$418,645	$410,266	$419,569	$607,795	$610,964	$662,527

Ratio of earnings to fixed charges	—	—	—	—	—	—

        We reported a net loss for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and reported a net income for the nine months ended September 30, 2011 and would have needed to generate additional incomeof $11,901,895, $46,139,177, $35,584,596, $42,092,557, $47,339,742, and $5,532,647, respectively, to cover our fixed charges of $418,645, $410,266, $419,569, $607,795, $610,964, and $662,527, respectively.

        For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges cosists of interest expense and an estimate of the interest within rental expense.

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  Exhibit 12.1
STATEMENT OF COMPUTATION ON RATIOS